[LETTERHEAD OF JUPITERMEDIA CORPORATION]

January 13, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Jupitermedia Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed January 5, 2009
File No. 000-26393

Dear Mr. Owings:

On behalf of Jupitermedia Corporation (the “Company” or “Jupitermedia”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of January 12, 2009 regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on January 5, 2009 (the “Preliminary Proxy Statement”). In addition, we have attached hereto as Exhibit A the Company’s proposed revisions to the Preliminary Proxy Statement, which reflect the responses below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Defined terms used herein without definition have the meanings ascribed to them in the Preliminary Proxy Statement or Exhibit A, as applicable.

To facilitate the Staff’s review, in addition to filing this response letter and Exhibit A hereto electronically, we have sent to your attention five courtesy copies of this letter and Exhibit A marked to show changes from the Preliminary Proxy Statement filed on January 5, 2009.

* * * * * * * * * *

Proposal #1: Proposal to Sell Jupiterimages, page 14

Background of the Sale of Jupiterimages, page 14

1.	Comment: We note your response to comment 3 in our letter dated December 23, 2008. In the seventh paragraph on page 20, please disclose who constituted “Jupitermedia’s management” in this instance.

Response: The Company confirms that Mr. Meckler was the sole representative of Jupitermedia’s management to participate in the discussion with Merrill Lynch and

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 13, 2009

accordingly it will revise the background discussion of the Preliminary Proxy Statement on page 20 to address the Staff’s comment. Please see Exhibit A for the proposed revisions.

2.	Comment: We note your response to comment 4 in our letter dated December 23, 2008. Please state if you gave any consideration to the sale of Jupiterimages before Getty Images contacted Mr. Meckler.

Response: The Company confirms that there were preliminary discussions with Third Bidder in the summer of 2005 and in August 2006 with respect to the Images Business. However, the Company and Third Bidder could not agree on the price during such preliminary discussions. Consequently, the discussions never progressed beyond the price that Third Bidder would be willing to pay for the Images Business. The Company will revise the background discussion of the Preliminary Proxy Statement on page 14 to address the Staff’s comment. Please see Exhibit A for the proposed revisions.

3.	Comment: We note your response to comment 10 in our letter dated December 23, 2008. Please revise your proxy statement to include your entire description of the “rights managed” business that you provide in your correspondence dated January 5, 2009. Currently, your correspondence dated January 5, 2009 includes more detail regarding your “rights managed” business than what you provide in your proxy statement.

Response: The Company will revise the background discussion of the Preliminary Proxy Statement on pages 17, 18, 19, 20 and 21 to address the Staff’s comment. Please see Exhibit A for the proposed revisions. In addition, the Company intends to revise the background discussion of the Preliminary Proxy Statement on pages 16, 17 and 18 to clarify Fourth Bidder’s expressed interest in the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com (the “Selected Images Assets”) prior to September 15, 2008 and exclusively the rights managed assets from and after September 15, 2008.

4.	Comment: We note your response to comment 11 in our letter dated December 23, 2008. In the first paragraph on page 19 you state that “…Mr. Meckler and Mr. Klein, Chief Executive Officer of Getty Images, exchanged several emails and text messages regarding certain key outstanding terms…” Please elaborate upon the key outstanding terms that were discussed at this time. On page 17 and on page 19 you reference discussions that Merrill Lynch had with the Second Bidder and the Fifth Bidder regarding clarification of their bids. Please elaborate upon the content of these discussions and what clarifications you sought from each bidder.

Response: The Company will revise the background discussion of the Preliminary Proxy Statement on pages 17 and 19 to address the Staff’s comment and to include the following information:

•

Paragraph eight on page 17 will be revised to indicate that Merrill Lynch requested that Second Bidder provide further information with respect to timing of the execution of a definitive purchase agreement, transaction

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

January 13, 2009

structure, target working capital, financing sources, the Peoria, Illinois facility, remaining due diligence and conditions to execution of a definitive purchase agreement. However, Second Bidder withdrew from the sale process prior to providing such information.

•

Paragraph one on page 19 will be revised to indicate that the key terms discussed by Mr. Meckler and Mr. Klein were the price that Getty Images would pay for the Images Business, the list of individuals who would sign non-compete agreements, and whether there would be a financial performance closing condition to Getty Images’ potential acquisition of the Images Business.

•

Paragraphs five and seven on page 19 will be revised to indicate that Merrill Lynch requested that Fifth Bidder provide further information with respect to the requested 60-day exclusivity period, the retained equity interest component, target working capital, the proposed sources of financing and the requested reimbursement for all transaction-related expenses. Fifth Bidder indicated that (i) it would consider a slightly shorter exclusivity period of 45 days with an automatic 15 day extension if the parties were progressing towards a definitive agreement, (ii) the retained equity interest component would be up to 19.9% of the post-transaction equity in the Images Business, (iii) it would need to do further due diligence to determine the target working capital, (iv) it believed that it could acquire the Images Business without the use of debt financing and (v) it was willing to cap its proposed expense reimbursement at approximately 2% of the transaction value.

* * * * * * *

Sincerely,

/s/ Mitchell S. Eisenberg
Mitchell S. Eisenberg Executive Vice President and General Counsel

cc:	Kyle Krpata, Weil, Gotshal & Manges LLP
John Lapham, Getty Images, Inc.
Jeffrey R. Poss, Willkie Farr & Gallagher LLP

EXHIBIT A

PROPOSAL #1: PROPOSAL TO SELL JUPITERIMAGES

This section of the proxy statement describes certain aspects of the proposed sale of Jupiterimages to Getty Images. However, this description may not provide all the information that may be important to you. We highly recommend that you carefully read the stock purchase agreement included as Annex A to this proxy statement for the complete terms of the sale of Jupiterimages and other information that may be important to you.

Parties to the Stock Purchase Agreement

Jupitermedia Corporation

We are a leading global provider of images, original information, job boards, and events for information technology (“IT”), business and creative professionals composed of two operating segments: Online media and Online images. Our primary business is the development of vertically-focused, original content, which provides our users with the knowledge and tools that they need to thrive professionally.

Through our Online media segment, branded as JupiterOnlineMedia, we operate five distinct online networks, which include more than 150 web sites and 150 e-mail newsletters viewed by over 15 million users monthly. Each online network targets specific professional groups: internet.com and EarthWeb.com for IT and business professionals, DevX.com for developers, and Mediabistro.com and Graphics.com for media and creative professionals. JupiterOnlineMedia also includes specialized career web sites for select professional communities through Mediabistro.com and JustTechJobs.com, as well as STEP Inside Design and Dynamic Graphics print magazines, and offline conference and trade show production through JupiterEvents and Mediabistro’s media-related events.

Jupiterimages constitutes our Online images segment, which provides access for creative professionals to over 10 million images and other digital content online, through a variety of brands including BananaStock, Workbook Stock, Brand X Pictures, FoodPix, Botanica, Nonstock, The Beauty Archive, IFA Bilderteam, Comstock Images, Creatas Images, PictureQuest, Liquid Library, Thinkstock Images, Thinkstock Footage, Bigshot Media, Goodshoot, Polka Dot Images, Stock Image, Pixland, Photos.com, Ablestock.com, PhotoObjects.net, Clipart.com, AnimationFactory.com, JupiterGreetings.com, RoyaltyFreeMusic.com, StudioCutz.com, eStockMusic.com and Stockxpert.com.

Our principal executive offices are located at 23 Old Kings Highway South, Darien, Connecticut 06820, and the telephone number at our principal executive offices is (203) 662-2800.

Getty Images, Inc.

Getty Images, Inc. is a leading creator and distributor of still imagery, footage, music and other forms of premium content for visual communication professionals worldwide. Getty Images also provides custom assignment photography and an on-demand digital asset management service to streamline customer use of multiple media.

The principal executive offices of Getty Images are located at 601 North 34th Street, Seattle, Washington 98103, and the telephone number at its principal executive offices is (206) 925-5000.

Background of the Sale of Jupiterimages

In the summer of 2005 and in August 2006, the Company and Third Bidder (as defined below) entered into preliminary discussions with respect to the Online images business of Jupitermedia (the “Images Business”). However, the Company and Third Bidder could not agree on the price during such preliminary discussions. Consequently, the discussions never progressed beyond the price that Third Bidder would be willing to pay for the Images Business.

In early November 2006, Jonathan Klein, Chief Executive Officer of Getty Images, contacted Mr. Meckler to discuss whether Jupitermedia would be interested in a potential sale of Jupitermedia to Getty Images. Following that initial contact, Mr. Klein and Mr. Meckler exchanged several calls and met in person in New York City in early December 2006 to discuss Getty Images’ proposal. Following such discussions, the board of directors of Jupitermedia considered possible strategic alternatives, including maintaining the operations of the ~~Online images business of Jupitermedia (the “~~Images Business~~”)~~ and engaging in additional acquisition or disposition transactions, and the risks associated with such alternatives, each of which the board of directors of Jupitermedia determined not to pursue in light of its belief, and the belief of Jupitermedia’s management, that the sale of Jupiterimages would maximize stockholder value and would be more favorable to stockholders than any other alternative reasonably available to Jupitermedia and its stockholders.

From December 2006 to early March 2007, Jupitermedia and Getty Images engaged in discussions regarding a potential sale of Jupitermedia to Getty Images in a cash merger transaction. The purchase price proposed during these discussions ranged from $9.35 to $9.75 per share of Jupitermedia common stock. As part of that transaction, it was proposed that Getty Images would retain the Images Business while Jupitermedia’s other businesses, including the Online media business and related assets, would be sold by Getty Images to a third party or Mr. Meckler. On February 22, 2007, in response to articles that had been published in the business press speculating that Jupitermedia and Getty Images were engaged in merger discussions and the resulting unusual trading activity in Jupitermedia’s stock, Jupitermedia issued a press release confirming that it was in discussions with Getty Images. In early March and until March 7, 2007, Jupitermedia and Getty Images discussed restructuring the potential transaction as an asset acquisition of the Images Business for a purchase price of approximately $388,000,000 but at the time, representatives of Getty Images informed Jupitermedia that Getty Images was terminating discussions with Jupitermedia because the board of directors of Getty Images did not approve proceeding with such proposed transactions. On March 7, 2007, the parties announced that discussions between Jupitermedia and Getty Images related to the potential transactions had terminated.

During the period between December 2006 and early March 2007, there were numerous discussions between Getty Images and Jupitermedia and their respective representatives. Before December 2006, Jupitermedia and Getty Images were competitors (and continued to be thereafter) and were parties to agreements to distribute each others’ products (which agreements were terminated prior to any discussions between the parties regarding the potential transactions). The parties had no business relationship at the time of their discussions other than as competitors.

In early November 2007, a second potential strategic acquirer of the Images Business backed by a private equity financial sponsor (“Second Bidder”) approached Mr. Meckler regarding a potential transaction involving the Images Business. The ensuing discussions were general in nature and Second Bidder did not provide specific details regarding price or structure. On November 11, 2007, Second Bidder and Jupitermedia executed a confidentiality agreement.

On June 13, 2008, Second Bidder submitted its indication of interest in acquiring the Images Business at a purchase price ranging from $165,000,000 to $180,000,000. Second Bidder indicated that it had entered into a letter of intent with a private equity sponsor who would provide the equity financing required to complete Second Bidder’s acquisition of the Images Business.

On June 13, 2008, a fourth potential strategic acquirer of the Images Business (“Fourth Bidder”) contacted Mr. Meckler regarding a potential transaction involving the Images Business. On the same day, Fourth Bidder and Jupitermedia executed a confidentiality agreement.

On June 16, 2008, Second Bidder was granted access to the online data room, which access continued until Second Bidder withdrew from the process.

On June 18, 2008, Third Bidder submitted its indication of interest in acquiring the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com at a purchase price ranging from $60,000,000 to $75,000,000.

On June 19, 2008, representatives of Merrill Lynch spoke with Third Bidder and, at the direction of Jupitermedia after its consideration of the Third Bidder’s indication of interest, informed Third Bidder that its proposal was lower than Jupitermedia’s expectations and that Jupitermedia would proceed with other potential acquirers. However, at Jupitermedia’s request, representatives of Merrill Lynch indicated that Jupitermedia would be amenable to further discussions if Third Bidder raised its proposed purchase price.

On June 21, 2008, at the request of Jupitermedia, representatives of Merrill Lynch contacted Fourth Bidder to discuss its interest in a potential acquisition of the Images Business.

On June 23, 2008, at Jupitermedia’s request, representatives of Merrill Lynch met telephonically with Fourth Bidder regarding its potential acquisition of the Images Business and next steps in the acquisition process. Fourth Bidder confirmed its interest in acquiring the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com (the “Selected Images Assets”). On the same day, Fourth Bidder was granted access to the online data room, which access continued until Fourth Bidder withdrew from the process.

On June 24, 2008, representatives of Merrill Lynch provided an initial draft of a stock purchase agreement (containing customary terms and provisions) prepared by Willkie Farr & Gallagher LLP (“WFG”), counsel to Jupitermedia, to H&F and Second Bidder.

On June 25, 2008, Mr. Meckler, Mr. Cardell, and representatives of Merrill Lynch met with representatives of Second Bidder, the private equity sponsor with whom Second Bidder was partnering and their financial advisor to discuss the potential acquisition of the Images Business. Mr. Meckler and Mr. Cardell presented an overview of the Images Business and discussed its financial and organizational aspects.

On June 27, 2008, representatives of Merrill Lynch held a conference call with Second Bidder’s private equity sponsor, who expressed interest in continuing in the process and requested exclusivity. Representatives of Merrill Lynch informed the private equity sponsor that neither it nor Second Bidder would be granted exclusivity at that time. Jupitermedia did not grant exclusivity to the Second Bidder and its private equity sponsor because at the time of the private equity sponsor’s request for exclusivity, the Second Bidder’s preliminary bid was not pre-emptive in light of the competitive sale process Jupitermedia was conducting. In addition, the length of time for which exclusivity was requested was determined to be too lengthy and therefore not in the best interests of Jupitermedia to accept given the on-going discussions with multiple parties.

On June 30, 2008, Jupitermedia management directed representatives of Merrill Lynch to provide the draft of the stock purchase agreement to Fourth Bidder.

On July 2, 2008, Mr. Meckler, Mr. Cardell and representatives of Merrill Lynch held a meeting with Mr. Ballard and Mr. Farkas, in their capacity as directors of Getty Images, and Jeffrey Beyle and Thomas Oberdorf from Getty Images. Mr. Meckler and Mr. Cardell discussed Getty Images’ potential acquisition of the Images Business and provided additional confidential due diligence materials regarding the Images Business. On July 3, 2008, Getty Images was granted access to the online data room containing confidential information about the Images Business, which access continued through the execution of the stock purchase agreement.

On July 17, 2008, at Jupitermedia’s request, representatives of Merrill Lynch sent a letter prepared by Jupitermedia and its advisors to Mr. Ballard and Mr. Farkas (on behalf of Getty Images), Second Bidder and Fourth Bidder which outlined the process for submitting final proposals with respect to the sale of the Images Business. The potential bidders were requested to submit their final proposals, comments on the initial draft of the stock purchase agreement prepared by WFG, and information regarding expected sources of financing by August 4, 2008.

On July 21, 2008, Fourth Bidder informed representatives of Merrill Lynch that it would likely not be able to finance the acquisition of the Images Business and that it was withdrawing from the process.

On July 22, 2008, at the request of Jupitermedia, representatives of Merrill Lynch contacted Fourth Bidder to discuss the possibility of using a three to five year term seller note from Jupitermedia with interest payable at prevailing market interest rates to finance, in part, Fourth Bidder’s acquisition of the Images Business.

On July 23, 2008, Mr. Ballard informed representatives of Merrill Lynch that the potential acquisition of the Images Business had been discussed at Getty Images’ board meeting the day before and that the Getty Images board had instructed representatives of Getty Images to conduct additional analysis and due diligence with respect to the Images Business. Mr. Ballard indicated that Getty Images would contact representatives of Merrill Lynch and Jupitermedia in the following days regarding next steps in the process and follow-up questions regarding the Images Business. Mr. Ballard also indicated that Getty Images remained interested in acquiring the Images Business but that Getty Images may not meet the August 4 deadline for submitting a final proposal.

On July 25, 2008, Mr. Meckler, Mr. Cardell and representatives of Merrill Lynch held a follow-up meeting with representatives of Second Bidder, its private equity sponsor and their financial advisor. Donald O’Neill (Chief Financial Officer of Jupitermedia), Mitchell Eisenberg (General Counsel of Jupitermedia), James Alexander (Senior Vice President & General Manager of the Images Business), Rick Thompson (Vice President of Worldwide Sales & Customer Support of Jupitermedia) and Maria Kessler (Vice President of Creative Images Business Affairs of Jupitermedia) were also present at the meeting. At the meeting, the potential acquisition of the Images Business was discussed and additional information on the Images Business was presented.

~~On July 31, 2008, a representative of Fourth Bidder informed representatives of Merrill Lynch that it had a discussion with its board of directors and was prepared to finance the acquisition of the “rights managed” business of Jupiterimages (which includes Jupitermedia’s photo collections of Workbook stock, Botonica, Nonstock, Foodpix and numerous other third party rights collections that Jupiterimages represents around the world) using a seller note from Jupitermedia at a purchase price of $90,000,000. However, the Fourth Bidder representative informed representatives of Merrill Lynch that it would not be able to meet the August 4 deadline for submitting a final proposal.~~

On July 31, 2008, a representative of Fourth Bidder informed representatives of Merrill Lynch that it had a discussion with its board of directors and was prepared to finance the acquisition of the Selected Images Assets using a seller note from Jupitermedia at a purchase price of $90,000,000. However, the Fourth Bidder representative informed representatives of Merrill Lynch that it would not be able to meet the August 4 deadline for submitting a final proposal.

On August 1, 2008, at Jupitermedia’s request, representatives of Merrill Lynch communicated to Fourth Bidder that it was more appropriate for Fourth Bidder to wait until August 4, 2008 before discussing next steps in submitting Fourth Bidder’s proposal.

On August 4, 2008, a representative of Second Bidder’s private equity sponsor partner called representatives of Merrill Lynch and indicated that in light of concerns around industry trends it had revised its proposed purchase price to $130,000,000.

On August 4, 2008, Mr. Meckler contacted Third Bidder to inform Third Bidder that its current range of purchase prices was not acceptable and to inquire whether Third Bidder would increase the range of its indication of interest.

On August 5, 2008, at Jupitermedia’s request, representatives of Merrill Lynch requested that Second Bidder and its private equity sponsor provide clarification regarding their proposal to acquire the Images Business for $130,000,000. In particular, representatives of Merrill Lynch requested that Second Bidder provide further information with respect to timing of the execution of a definitive purchase agreement, transaction structure, target working capital, financing sources, the Peoria, Illinois facility, remaining due diligence and conditions to execution of a definitive purchase agreement. However, Second Bidder withdrew from the sale process prior to providing such information.

On August 5, 2008, Third Bidder indicated to representatives of Merrill Lynch its interest in acquiring the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com at a purchase price ranging from $60,000,000 to $80,000,000. At Jupitermedia’s request, representatives of Merrill Lynch informed Third Bidder that its current range of purchase prices was insufficient to receive access to further due diligence materials regarding the Images Business.

On August 6, 2008, Getty Images submitted a written proposal to acquire the Images Business through the purchase of 100% of the equity of Jupiterimages for a purchase price of $140,000,000. Getty Images proposed to fund the purchase price from its cash on hand and by borrowing new funds, which would be permitted under its existing credit facility. In connection with the proposal, Getty Images requested a 45-day exclusivity period. Jupitermedia was asked to respond by August 8, 2008.

On August 7, 2008, at Jupitermedia’s request, representatives of Merrill Lynch spoke with Mr. Ballard and Mr. Farkas and informed them that 45 days of exclusivity would not be acceptable to Jupitermedia but that a shorter period of exclusivity may be warranted if the parties could agree on a reasonable plan for Getty Images to complete its due diligence. At Jupitermedia’s request, representatives of Merrill Lynch further indicated that Jupitermedia would respond to the proposal after receipt of Getty Images’ comments to the stock purchase agreement. At Jupitermedia’s request, representatives of Merrill Lynch also informed Getty Images that Jupitermedia would need a better understanding of the scope of its remaining diligence and the financing commitments available to Getty Images.

On August 7, 2008, at Jupitermedia’s request, representatives of Merrill Lynch held a conference call with representatives of Fourth Bidder, who reiterated its interest in a potential acquisition of the ~~“rights managed” business of Jupiterimages (which includes Jupitermedia’s photo collections of Workbook stock, Botonica, Nonstock, Foodpix and numerous other third party rights collections that Jupiterimages represents around the world) Rights Managed Business~~ Selected Images Assets and requested additional information with respect to the Images Business.

On August 8, 2008, Mr. Cardell, Mr. O’Neill and representatives of Merrill Lynch held a conference call with Mr. Farkas, Mr. Beyle and Mr. Oberdorf regarding the working capital trends of the Images Business.

On August 11, 2008, Mr. Beyle provided Jupitermedia with comments to the Jupitermedia stock purchase agreement prepared by Getty Images and Weil, Gotshal & Manges LLP (“Weil”), counsel to Getty Images. On the same day, at Jupitermedia’s request, representatives of Merrill Lynch held a follow-up call with Mr. Beyle who indicated that Getty Images intended to secure new financing commitments permitted under its existing credit facility that were sufficient, together with Getty Images’ cash on hand, to acquire the Images Business at Getty Images’ proposed purchase price of $140,000,000.

On August 12, 2008, Second Bidder indicated to Jupitermedia that its private equity sponsor withdrew from the process, citing difficulty in providing financing for the transaction given the prospects of the Images Business and the state of the credit and acquisition financing markets. Second Bidder further indicated that it remained interested in acquiring the Images Business and had engaged in discussions with other potential financial sponsor partners with respect to the proposed transaction.

On August 13, 2008, Jupitermedia held a board meeting attended by representatives of Merrill Lynch at Jupitermedia’s request. At the request of Jupitermedia’s management, representatives of Merrill Lynch provided an update on discussions with the various parties who were interested in the potential acquisition of all, or a portion, of the Images Business. Representatives of Merrill Lynch also presented financial analyses on Jupitermedia and the Images Business, including public market trading value and multiples, broker/dealer research perspectives, acquisition comparables and transaction structure considerations.

On August 14, 2008, at Jupitermedia’s request, representatives of Merrill Lynch contacted Getty Images to inform Getty Images that Jupitermedia could not grant exclusivity to Getty Images at that time but that Jupitermedia could continue engaging in discussions with Getty Images provided that Getty Images did not reduce its proposed purchase price of $140,000,000 and was willing to agree to Jupitermedia’s proposed working capital definition and certain additional contractual terms in the stock purchase agreement. Jupitermedia did not grant exclusivity to Getty Images because at the time of Getty Images’ request for exclusivity, Getty Images’ preliminary bid was not firm in light of the competitive sale process Jupitermedia was conducting. In addition, the length of time for which exclusivity was requested was determined to be too lengthy and therefore not in the best interests of Jupitermedia to accept given the on-going discussions with multiple parties.

During the month of August and through the execution of the stock purchase agreement, WFG, Weil and their respective clients continued to negotiate primarily the representations and warranties, covenants, termination provisions, indemnification provisions and provisions related to potential purchase price adjustments of the stock purchase agreement and the terms of the related ancillary agreements.

On August 21, 2008, a fifth potential strategic acquirer of the Images Business (“Fifth Bidder”) on behalf of itself and several partners, including a private equity financial sponsor, contacted representatives of Merrill Lynch and indicated their interest in a potential transaction with respect to the Images Business.

On August 25, 2008, Jupitermedia and Fifth Bidder executed a confidentiality agreement. Fifth Bidder was granted access to the online data room, which access continued until Fifth Bidder’s indication of interest was no longer being considered by Jupitermedia.

On September 9, 2008, Mr. Meckler, Mr. Cardell and representatives of Merrill Lynch met with representatives of Fifth Bidder and presented a business and financial overview of the Images Business.

On September 11 and September 17, 2008, Mr. Cardell, Mr. O’Neill and, at Jupitermedia’s request, representatives of Merrill Lynch engaged in three separate due diligence sessions with Getty Images to answer follow-up questions on accounting, technology and tax matters. Tom Kitt (Chief Technology Officer of Jupitermedia) was also present during the technology due diligence session.

On September 15, 2008, Mr. Meckler, Mr. Cardell and, at Jupitermedia’s request, representatives of Merrill Lynch held a conference call with representatives of Fourth Bidder to answer questions about the Images Business. On the call, Fourth Bidder indicated that it would have difficulty funding its proposed purchase price of $90,000,000 for the Selected Images Assets even if it accepted Jupitermedia’s proposal to finance it with a seller note from Jupitermedia. Fourth Bidder ~~further~~, however, indicated that it would be willing to engage in discussions to acquire the ~~“rights managed” portion of the Images Business which includes Jupitermedia’s photo collections of Workbook stock, Botonica, Nonstock, Foodpix and numerous other third party rights collections that Jupiterimages represents around the world Rights Managed Business~~ “rights managed” business of Jupiterimages (which generated approximately 15% of the revenues of the Images Business in 2007) which consists of photos licensed pursuant to limited licenses which are limited by geography, duration and/or use and includes Jupiterimages’s photo collections of Workbook stock, Botonica, Nonstock, Foodpix and numerous other third party rights collections that Jupiterimages represents around the world (collectively, the “Rights Managed Business”).

On September 17 and 18, 2008, Mitchell Eisenberg from Jupitermedia, John Lapham and Yoko Miyashita from Getty Images, representatives of WFG and representatives of Weil met in Weil’s New York offices to discuss the stock purchase agreement and open issues with respect to Getty Images’ potential acquisition of the Images Business. Following this meeting, the parties continued to negotiate primarily the representations and warranties, covenants, termination provisions, indemnification provisions and provisions related to potential purchase price adjustments of the stock purchase agreement and the terms of the related ancillary agreements.

On September 23, 2008, at Jupitermedia’s request, representatives of Merrill Lynch spoke with Mr. Ballard to discuss Getty Images’ financing and timing of the potential acquisition of the Images Business. Mr. Ballard indicated that Getty Images would provide feedback on the target closing date working capital and closing conditions for the stock purchase agreement once due diligence was completed.

~~On September 24, 2008, Mr. Meckler and Mr. Klein, Chief Executive Officer of Getty Images, exchanged several emails and text messages regarding certain key outstanding terms of Getty Images’ potential acquisition of the Images Business. As part of those communications, Mr. Klein proposed a revised purchase price of $120,000,000 based on the state of the credit and acquisition finance markets.~~

On September 24, 2008, Mr. Meckler and Mr. Klein, Chief Executive Officer of Getty Images, exchanged several emails and text messages regarding the price that Getty Images would pay for the Images Business, the list of individuals who would sign non-compete agreements, and whether there would be a financial performance closing condition to Getty Images’ potential acquisition of the Images Business. As part of those communications, Mr. Klein proposed a revised purchase price of $120,000,000 based on the state of the credit and acquisition finance markets at the time.

On September 25, 2008, Mr. Meckler, Mr. Cardell, Mr. O’Neill, and, at Jupitermedia’s request, representatives of Merrill Lynch, engaged in a conversation with Mr. Beyle, Mr. Oberdorf and Mr. Farkas to discuss the Image Business’ financial results for July 2008 and estimated financial results for August 2008.

Later on September 25, 2008, Mr. Meckler met with a representative of Fourth Bidder to discuss a potential transaction in which Fourth Bidder would acquire the ~~“rights managed” portion of the Images~~ Rights Managed Business. No specific purchase price was discussed.

On October 1, 2008, Mr. Cardell, Mr. O’Neill and, at Jupitermedia’s request, representatives of Merrill Lynch held a conference call with Mr. Beyle and Mr. Oberdorf to discuss the method of calculating working capital for the Images Business and the target closing date working capital for purposes of the stock purchase agreement. Discussions and negotiations continued throughout the week with respect to the target closing date working capital, the definition of working capital, the timing of the calculation of working capital, the expected closing date, restrictions on the operations of the business during the executory period, representations and warranties, the portion of the purchase price to be placed in an escrow account to provide a partial fund for indemnification claims made by Getty Images, and the terms of Jupitermedia’s covenant not to compete with Getty Images post-closing.

On October 2, 2008, Fifth Bidder submitted a proposal expressing its interest in acquiring the Images Business for a purchase price of up to $130,000,000 but without specifying a definitive purchase price. Fifth Bidder and its partners were prepared to engage in due diligence if Jupitermedia responded to their proposal by October 8, 2008 and if Jupitermedia granted Fifth Bidder a 60-day exclusivity period. The proposal was not subject to a financing condition as Fifth Bidder and its partners were prepared to finance the acquisition of the Images Business solely with equity financing. The proposal also contemplated the possibility that Jupitermedia would retain an equity interest in the Images Business. ~~Jupitermedia and representatives of Merrill Lynch requested that Fifth Bidder provide additional details about the terms of the proposal including the retained equity interest component. Jupitermedia determined that Fifth Bidder’s indication was not acceptable in several respects including (i) the requested 60-day exclusivity period, which would put the more definitive indications of interest (including that of Getty Images’) at risk, (ii) the fact that the indication of interest was not based on any due diligence review and there was a significant risk that Fifth Bidder could reduce its proposed purchase price as it moved forward with its due diligence review, (iii) Fifth Bidder was requesting that Jupitermedia reimburse it for all transaction related expenses and (iv) Fifth Bidder was requiring a right of first refusal with respect to the “rights managed” portion of the Images Business.~~

On October 6, 2008, Getty Images provided details to representatives of Merrill Lynch with respect to its request that a mechanism be added to the stock purchase agreement to provide for a purchase price adjustment if the Images Business did not satisfy certain financial performance requirements between signing and closing. At Jupitermedia’s request, representatives of Merrill Lynch contacted Mr. Beyle to discuss the proposal.

On October 9, 2008, at Jupitermedia’s request, representatives of Merrill Lynch had a discussion with Fifth Bidder to clarify several questions with respect to its indication of interest and exclusivity request. In particular, representatives of Merrill Lynch requested that Fifth Bidder provide further information with respect to the requested 60-day exclusivity period, the retained equity interest component, target working capital, the proposed sources of financing and the requested reimbursement for all transaction related expenses. Fifth Bidder indicated that (i) it would consider a slightly shorter exclusivity period of 45 days with an automatic 15 day extension if the parties were progressing towards a definitive agreement, (ii) the retained equity interest component would be up to 19.9% of the post-transaction equity in the Images Business, (iii) it would need to do further due diligence to determine the target working capital, (iv) it believed that it could acquire the Images Business without the use of debt financing and (v) it was willing to cap its proposed expense reimbursement at approximately 2% of the transaction value. Jupitermedia determined that Fifth Bidder’s indication was not acceptable in several respects including (i) the requested exclusivity period, which even as revised would put the more definitive indications of interest (including that of Getty Images’) at risk, (ii) the fact that the indication of interest was not based on any due diligence review and there was a significant risk that Fifth Bidder could reduce its proposed purchase price as it moved forward with its due diligence review, (iii) Fifth Bidder was requesting that Jupitermedia reimburse it for all transaction related expenses and (iv) Fifth Bidder was requiring a right of first refusal with respect to the Rights Managed Business.

Between October 6 and October 14, 2008, at Jupitermedia’s request and in consultation with Jupitermedia’s management, representatives of Merrill Lynch and Mr. Beyle negotiated and exchanged information related to the terms of the proposed financial performance purchase price adjustment.

On October 15, 2008, Third Bidder revised its indication of interest to acquire the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com for a purchase price of $60,000,000, subject to completion of Third Bidder’s due diligence. Jupitermedia informed Third Bidder that its proposed purchase price was not acceptable.

On October 16, 2008, Getty Images, through a conversation between Mr. Ballard and representatives of Merrill Lynch, lowered its proposed purchase price to $75,000,000, citing difficulty in securing borrowed funds under Getty Images’ existing credit facility as a result of the deterioration in the state of the credit and acquisition finance markets and general economic environment. Representatives of Merrill Lynch spoke with Mr. Ballard and, at Jupitermedia’s request and in consultation with Jupitermedia’s management, indicated that $107,000,000 without any financial performance purchase price adjustment would be a price that Jupitermedia’s board of directors would strongly consider.

Between October 16 and October 17, 2008, Getty Images, on the one hand, and representatives of Merrill Lynch (at the direction and request of Jupitermedia), on the other hand, continued to exchange purchase price proposals that ranged from $85,000,000 to $99,000,000. In addition, the parties discussed the possibility of Jupitermedia retaining the Peoria, Illinois facility, Getty Images accepting Jupitermedia’s proposed target closing date working capital amount, the absence of a financial performance purchase price adjustment or closing condition, the portion of the purchase price to be placed in an escrow account to provide a partial fund for indemnification claims made by Getty Images, representations and warranties, covenants, indemnification and termination provisions.

On October 17, 2008, Mr. Ballard told representatives of Merrill Lynch that Getty Images would need to have further board discussions the next day before making a decision regarding Jupitermedia’s latest proposed purchase price of $99,000,000.

On October 19, 2008, Third Bidder communicated to Mr. Meckler a revised proposal to acquire the assets of Jupiterimages excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com for a purchase price ranging from $75,000,000 to $80,000,000, subject to completion of due diligence. Jupitermedia informed Third Bidder that the revised proposal was not acceptable.

On October 20, 2008, Fourth Bidder indicated that it would be interested in acquiring the ~~“rights managed” portion of the Images~~ Rights Managed Business for a purchase price ranging from $2,000,000 to $9,000,000.

On October 20, 2008, at Jupitermedia’s request, representatives of Merrill Lynch spoke with Mr. Ballard and delivered a revised proposal of a purchase price of $97,000,000 with $3,000,000 being placed in an indemnification escrow account. In addition, Jupitermedia would retain the Peoria, Illinois facility, Getty Images would accept Jupitermedia’s proposed target closing date working capital amount and there would be no financial performance purchase price adjustment or closing condition.

Later that day, Mr. Ballard called representatives of Merrill Lynch to propose a purchase price of $96,000,000, with $3,000,000 being placed in an indemnification escrow account. Getty Images agreed to Jupitermedia’s proposals regarding the other open terms of the stock purchase agreement including those with respect to the Peoria, Illinois facility, proposed target closing date working capital and exclusion of a financial performance adjustment or condition. After discussions with Jupitermedia’s management and all members of its board of directors (who, during negotiations with Getty Images, were provided updates, both as an entire group and at times in smaller subsets of the entire board, based on their relative availability, on open issues and the status of the negotiations, in addition to their participation in formal meetings of the board of directors which were held from time to time to discuss and consider the various bids), representatives of Merrill Lynch indicated that the latest proposed purchase price would not be acceptable to Jupitermedia and that Getty Images would need to revise its proposal.

On October 21, 2008, Mr. Ballard proposed a purchase price of $96,000,000 with $2,000,000 being placed into an indemnification escrow account. Mr. Ballard confirmed that Getty Images would continue to agree to Jupitermedia’s proposals regarding the other open terms of the stock purchase agreement including with respect to the Peoria, Illinois facility, proposed target closing date working capital and exclusion of a financial performance adjustment or condition. After discussion with ~~Jupitermedia’s management~~ Mr. Meckler, representatives of Merrill Lynch informed Mr. Ballard that Jupitermedia would agree to the proposal, subject to approval by Jupitermedia’s board of directors.

On October 21, 2008, Weil and WFG exchanged drafts of the stock purchase agreement and held several conference calls in order to finalize the stock purchase agreement and the related ancillary agreements.

On October 22, 2008, the Jupitermedia board of directors held a meeting to review and approve the sale of the Images Business to Getty Images. Representatives of Merrill Lynch presented an overview of the prior discussions with other potential acquirers and financial analyses with respect to valuation of the Images Business including public market comparables, precedent transactions and discounted cash flow analyses. Representatives of Merrill Lynch delivered the oral opinion that, as of October 22, 2008, based on the assumptions made, matters considered and limits of its review, the purchase price to be received by Jupitermedia pursuant to the proposed sale of all of the issued and outstanding stock of Jupiterimages to Getty Images was fair from a financial point of view to Jupitermedia, which opinion was subsequently confirmed in writing. WFG presented a detailed summary of the final stock purchase agreement and related agreements and reviewed the fiduciary duties of the board of directors. After the presentations, the Jupitermedia board of directors approved the stock purchase agreement and the sale of the Images Business to Getty Images for $96,000,000 with $2,000,000 being placed into an indemnification escrow account and with Jupitermedia retaining ownership of the Peoria, Illinois facility.

Following the final meeting of the Jupitermedia board of directors, Jupitermedia and Getty Images finalized the stock purchase agreement and the related ancillary agreements, including the support agreements (as described in “—Terms of the Support Agreements”) and a non-competition agreement by and between Getty Images and Mr. Meckler, Jupitermedia and Getty Images executed the stock purchase agreement, Getty Images and Mr. Meckler executed the non-competition agreement and Getty Images and each of the other parties thereto executed the support agreements.

On October 23, 2008, Jupitermedia and Getty Images issued press releases announcing the sale of the Images Business to Getty Images.

Jupitermedia pursued discussions with all bidders except the Second Bidder until the board of directors of Jupitermedia approved the transaction with Getty Images, and Jupitermedia and Getty Images entered into the stock purchase agreement. Jupitermedia was interested in maintaining the option to sell the ~~“rights managed” portion of Jupiterimages~~ Rights Managed Business to the Fourth Bidder, the assets of Jupiterimages (excluding Stockexpert, Animation Factory, the Music Assets and Clipart.com) to the Third Bidder and/or the Images Business to the Fifth Bidder if the transaction with Getty Images did not move forward. The Second Bidder withdrew from the process prior to October 22, 2008. All bids received by the Company were provided to and considered by the board of directors of the Company. Based on its thorough and careful consideration of all of the bids received by the Company, presentations made by its financial advisor, advice of legal counsel, and its consideration of all other factors it deemed relevant (including the business condition and prospects of the Images Business and general market conditions), the board of directors of the Company determined that the bid from Getty Images provided best stockholder value and deal certainty.

Reasons for the Sale of Jupiterimages

In reaching its decision to approve the stock purchase agreement and the transactions contemplated thereby, and to recommend that Jupitermedia’s stockholders vote to approve the sale of Jupiterimages as contemplated by the stock purchase agreement, our board of directors consulted with management and financial and legal advisors. Our board of directors considered a number of factors and potential benefits of the proposed sale of Jupiterimages, each of which our board of directors believed supported its decision, including the following:

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the possible alternatives to the proposed sale of Jupiterimages, including maintaining the operations of the Online images business of Jupitermedia and engaging in additional acquisition or disposition transactions, and the risks associated with such alternatives, each of which the board of directors determined not to pursue in light of its belief, and the belief of Jupitermedia’s management, that the proposed sale of Jupiterimages maximized stockholder value and was more favorable to stockholders than any other alternative reasonably available to Jupitermedia and its stockholders given the potential risks, rewards and uncertainties associated with those alternatives;

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the extensive sale process conducted by Jupitermedia and Merrill Lynch with respect to the sale of Jupiterimages, which was ongoing for more than six months and involved discussions with multiple parties to determine their potential interest in purchasing Jupiterimages and which did not lead to any proposals more favorable to Jupitermedia and its stockholders than the proposal by Getty Images;

•	the price proposed by Getty Images represented the highest definitive offer that Jupitermedia received for the acquisition of Jupiterimages;

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that Jupitermedia will retain ownership of the Peoria, Illinois facility, which Jupitermedia estimated, as of October 22, 2008, to be worth approximately $3 million, and lease the facility to Getty Images (US) at market rates;

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information regarding the financial performance, business operations, capital requirements and future prospects of Jupitermedia and Jupiterimages and the potential uses of net cash proceeds received from the proposed sale of Jupiterimages, including repayment of outstanding indebtedness obligations of Jupitermedia under our credit agreement;

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the financial presentation of Merrill Lynch and its opinion that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in such opinion, the $96,000,000 in cash to be received by Jupitermedia for all of the outstanding shares of Jupiterimages common stock pursuant to the stock purchase agreement was fair from a financial point of view to Jupitermedia;

•	stockholders of Jupitermedia would continue to own stock in Jupitermedia and participate in future earnings and potential growth of Jupitermedia’s Online media and other remaining businesses; and

•	the terms of the stock purchase agreement, including:

•	our ability to terminate the stock purchase agreement in order to accept a superior proposal, subject to paying a termination fee of $2,880,000 (equal to 3% of the $96,000,000 purchase price);

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the view of our board of directors, after consulting with the Company’s legal and financial advisors, that the termination fee of $2,880,000 to be paid by the Company if the stock purchase agreement is terminated under certain circumstances was within the range reflected in similar transactions and not likely to be preclusive;

•	our ability, under certain circumstances, to furnish information to and conduct negotiations with third parties regarding other unsolicited acquisition proposals;

•	the ability of our board of directors, under certain circumstances, to change its recommendation that our stockholders vote in favor of the Proposal to Sell Jupiterimages; and

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the limited number and nature of the conditions to Getty Images’ obligation to consummate the transactions contemplated by the stock purchase agreement and the likelihood of satisfying such conditions.